C SQUARED DEVELOPMENTS INC.
(formerly LUCERO RESOURCE CORP.)
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

02034163

April 23, 2002

02 MAY 10 AM 10: 36

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Paul Dudek

Dear Sirs:

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

RE: C Squared Developments Inc. (formerly Lucero Resource Corp.)
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. BC Form 45-902F dated April 23, 2002 relating to private placement of 2,000,000 special warrants; and
2. BC Form 45-902F dated April 23, 2002 relating to private placement of 500,000 special warrants.

Yours very truly,

C SQUARED DEVELOPMENTS INC.
per:

Marilyn Wong,
Assistant Secretary

dw 5/21

Encl.

82-1756

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. **State the full name, address and telephone number of the issuer of the security distributed.**

   C Squared Developments Inc.
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8
   Tel. (604) 913-0613

2. **State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

   The issuer is a reporting issuer in British Columbia and Alberta.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

   The issuer is listed on the Canadian Venture Exchange.

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   500,000 Special Warrants, exercisable into one unit, each unit being comprised of one common share and one share purchase warrant. Each share purchase warrant is exercisable into one common share at $0.15 for a term of two years.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	*Number of securities purchased*	*Date of distribution*	*Price per security / total purchase price (Canadian $)*	*Exemption relied on*	*Length of any restricted or seasoning period*
Jonathan George West Vancouver, B.C.	250,000	April 16, 2002	$0.12/$30,000	74(2)(9) – Act	4 months
R. Stuart Angus Vancouver, B.C.	83,333	April 16, 2002	$0.12/$10,000	74(2)(9) – Act	4 months

Warren Fredrickson Surrey, B.C.	25,000	April 16, 2002	$0.12/$3,000	128(h) – Rules	4 months
Robert Levine North Vancouver, B.C.	25,000	April 16, 2002	$0.12/$3,000	128(h) – Rules	4 months
Roland Schemel West Vancouver, B.C.	40,000	April 16, 2002	$0.12/$4,800	128(h) – Rules	4 months
John McCleery West Vancouver, B.C.	76,667	April 16, 2002	$0.12/$9,200	128(h) – Rules	4 months

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
See attached			

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

   $60,000.00

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	*Compensation paid (number and type of security and/or cash amount (Canadian $)*	*Price per share (Canadian $)*
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C. this 23rd day of April, 2002.

C SQUARED DEVELOPMENTS INC.
per:

____

Jonathan George, President

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE

Item 6:

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
Jonathan George 735 – 1489 Marine Drive West Vancouver, B.C. V7T 1B8	(604) 913-0626	250,000 special warrants	Act – 74(2)(9)
R. Stuart Angus 2100 – 1075 West Georgia Street Vancouver, B.C. V6E 3G2	(604) 631-4820	83,333 special warrants	Act – 74(2)(9)
Warren Fredrickson 1626 – 164th Street Surrey, B.C. V4P 2R4	(604) 538-2224	25,000 special warrants	Rules – 128(h)
Robert Levine 550 West St. James Road North Vancouver, B.C. V7N 2P7	(604) 985-1108	25,000 special warrants	Rules – 128(h)
Roland Schemel 3056 Procter Avenue West Vancouver, B.C. V7V 1G1	(604) 926-1488	40,000 special warrants	Rules – 128(h)
John McCleery 660 Barnham Road West Vancouver, B.C.	(604) 922-4481	76,667 special warrants	Rules – 128(h)
TOTAL		500,000 special warrants	

82-1756.

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. **State the full name, address and telephone number of the issuer of the security distributed.**

   C Squared Developments Inc.
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8
   Tel. (604) 913-0613

2. **State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

   The issuer is a reporting issuer in British Columbia and Alberta.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

   The issuer is listed on the Canadian Venture Exchange.

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   2,000,000 Special Warrants, exercisable into one unit, each unit being comprised of one common share and one share purchase warrant. Each share purchase warrant is exercisable into one common share at $0.10 per share in the first year and at $0.12 per share in the second year.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	*Number of securities purchased*	*Date of distribution*	*Price per security / total purchase price (Canadian $)*	*Exemption relied on*	*Length of any restricted or seasoning period*
Paradise Orchards America Abbotsford, B.C.	165,000	April 16, 2002	$0.10/$16,500	128(h) – Rules	4 months
Jonathan George West Vancouver, B.C.	465,000	April 16, 2002	$0.10/$46,500	74(2)(9) – Act	4 months

Marilyn Wong Burnaby, B.C.	170,000	April 16, 2002	$0.10/$17,000	74(2)(9) – Act	4 months
Valor Invest Ltd. Geneva, Switzerland	400,000	April 16, 2002	$0.10/$40,000	128(h) – Act	4 months
R. Stuart Angus Vancouver, B.C.	150,000	April 16, 2002	$0.10/$15,000	74(2)(9) – Act	4 months
Cana Rentals (1985) Ltd. Vancouver, B.C.	50,000	April 16, 2002	$0.10/$5,000	128(h) – Act	4 months
David Williams Surrey, B.C.	50,000	April 16, 2002	$0.10/$5,000	128(h) – Act	4 months
Louis Clarke Mission, B.C.	25,000	April 16, 2002	$0.10/$2,500	128(h) – Act	4 months
Raven Forest Management Surrey, B.C.	25,000	April 16, 2002	$0.10/$2,500	128(h) – Act	4 months
Murray Reid Surrey, B.C.	25,000	April 16, 2002	$0.10/$2,500	128(h) – Act	4 months
353305 BC Ltd. Delta, B.C.	25,000	April 16, 2002	$0.10/$2,500	128(h) – Act	4 months
Neil MacRae Vancouver, B.C.	25,000	April 16, 2002	$0.10/$2,500	128(h) – Act	4 months
Larry Westgate Richmond, B.C.	25,000	April 16, 2002	$0.10/$2,500	128(h) – Act	4 months
Fred Clarke Mission, B.C.	25,000	April 16, 2002	$0.10/$2,500	128(h) – Act	4 months
Stan Gamlin Delta, B.C.	25,000	April 16, 2002	$0.10/$2,500	128(h) – Act	4 months
Ray Stewart Golf Inc. Abbotsford, B.C.	25,000	April 16, 2002	$0.10/$2,500	128(h) – Act	4 months
Dr. Barry Sanders Vancouver, B.C.	25,000	April 16, 2002	$0.10/$2,500	128(h) – Act	4 months
Mehboob Ohhagan Coquitlam, B.C.	100,000	April 16, 2002	$0.10/$10,000	128(h) – Act	4 months
Shiraz Lakhani Hamchurch, Essex, UK	100,000	April 16, 2002	$0.10/$10,000	128(h) – Act	4 months
Luciana Alvarez North Vancouver, B.C.	100,000	April 16, 2002	$0.10/$10,000	128(h) – Act	4 months

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
See attached			

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

$150,000.00

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	*Compensation paid (number and type of security and/or cash amount (Canadian $)*	*Price per share (Canadian $)*
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C. this 23rd day of April, 2002.

C SQUARED DEVELOPMENTS INC.
per:
"Jonathan George"

Jonathan George, President

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE

Item 6:

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
Paradise Orchards America General Partner / Bayant Dhindsa Box 8000-534 Abbotsford, B.C. V2S 6H1	(604) 825-7100	165,000 special warrants	Rules - 128(h)
Jonathan George 735 – 1489 Marine Drive West Vancouver, B.C. V7T 1B8	(604) 913-0626	465,000 special warrants	Act – 74(2)(9)
Marilyn Wong 63 – 5950 Oakdale Road Burnaby, B.C. V5H 4R5	(604) 970-8950	170,000 special warrants	Act – 74(2)(9)
Valor Invest Ltd. 29 Quai des Bergues 1201 Geneva Switzerland	41 22 732 5355	400,000 special warrants	Rules – 128(h)
R. Stuart Angus 2100 – 1075 West Georgia Street Vancouver, B.C. V6E 3G2	(604) 631-4820	150,000 special warrants	Act – 74(2)(9)
Cana Rentals (1985) Ltd. P.O. Box 18039 Vancouver, B.C. V6M 4L3	(604) 831-6644	50,000 special warrants	Rules – 128(h)
David Williams 14201 –31st Avenue Surrey, B.C. V4P 1R3	(604) 535-4454	50,000 special warrants	Rules – 128(h)
Louis Clarke 33610 Broadway Avenue Mission, B.C. V2V 4M4	(604) 462-9111	25,000 special warrants	Rules – 128(h)
Raven Forest Management 2122 – 138th Street Surrey, B.C. V4A 9V6	(604) 520-9216	25,000 special warrants	Rules – 128(h)
Murray Reid 14877 – 33rd Avenue, Unit 54 Surrey, B.C. V4P 3A3	(604) 542-0409	25,000 special warrants	Rules – 128(h)
353305 BC Ltd. 11390 Northview Crescent Delta, B.C. V4E 2P7	(604) 591-8030	25,000 special warrants	Rules – 128(h)
Neil MacRae 2938 West 15th Avenue Vancouver, B.C. V6K 3A3	(604) 218-6111	25,000 special warrants	Rules – 128(h)
Larry Westgate 6940 Whiteoak Drive Richmond, B.C. V7E 4Z9	(604) 272-4665	25,000 special warrants	Rules – 128(h)
Fred Clarke 33610 Broadway Avenue Mission, B.C. V2V 4M4	(604) 462-9111	25,000 special warrants	Rules – 128(h)
Stan Gamlin 11977 Sunwood Place Delta, B.C. V4E 2X6	(604) 591-5984	25,000 special warrants	Rules – 128(h)
Ray Stewart Golf Inc. 2629 Progressive Way Abbotsford, B.C.	(604) 852-8415	25,000 special warrants	Rules – 128(h)